04016077

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AH 3/17/2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 0 3 2004
WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. HuntingtonDr., #212
(No. and Street)

Arcadia, (City) California (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kao Sheng Lin, President 626 821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kao Sheng Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 25, 2004 before me, Dotty Sahyouni,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Kao Sheng Lin,
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DOTTY SAHYOUNI
Commission # 1402321
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2007

WITNESS my hand and official seal.

Dotty Sahyouni
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 12-31-03 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: Kao Sheng Lin

☐ Individual
☑ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: Self

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

KYSON & CO.

411 E. HUNTINGTON DR., SUITE 212

ARCADIA, CA 91006

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kyson & Co., Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Kyson & Co., Inc., (the Company) as of December 31, 2003 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

KYSON & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		
Checking	$	22,957
Clearing Service		142,649
Total cash		165,606
Clearing broker deposit		25,000
Commissions receivable		30,785
Property and Equipment, at cost, net of accumulated depreciation of $23,321		0
Security Deposit		5,066
Petty cash		654
NASDAQ Stock		3,600
TOTAL ASSETS	$	230,711

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES			
Accounts payable		$	5,130
Brokers' fees payable			3,304
Salaries and related payroll taxes payable			5,860
TOTAL LIABILITIES			14,294
STOCKHOLDERS' EQUITY			
Common stock, $1 par value, 1,000,000 shares authorized; 140,000 shares issued and outstanding	$ 140,000		
Paid-in capital	90,000		
Treasury stock	(42,800)		
Retained earnings (deficit)	29,217		216,417
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	230,711

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and fees	$ 423,309
Other income	28,614
Gain on investment	3,656
Interest income	939
TOTAL REVENUES	456,518
DIRECT COSTS	
Quote services	24,981
Commission expense	23,615
Ticket clearing charges	217,269
TOTAL DIRECT COSTS	265,865
GROSS PROFITS	190,653
TOTAL OPERATING EXPENSES	149,548
INCOME BEFORE TAX PROVISION	41,105
INCOME TAX PROVISION	800
NET INCOME	$ 40,305

See accompanying notes to financial statements

KYSON & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	140,000	$ 140,000	$ (42,800)	$ 90,000	$ (11,088)	$ 176,112
Net Income					40,305	40,305
Balance, December 31, 2003	140,000	$ 140,000	$ (42,800)	$ 90,000	$ 29,217	$ 216,417

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income	$	40,305
Depreciation and amortization		0
Changes in operating assets and liabilities:		
Petty cash		(554)
Commissions receivable		(12,129)
Accounts payable		(434)
Commissions payable		3,304
Salaries & related payroll taxes payable		117
Net cash provided by operating activities		30,609
Cash Flows for Acquisition Activities:		0
Cash Flows for Investing Activities:		0
Net increase in cash		30,609
Cash - beginning of the year		134,997
Cash - December 31, 2003	$	165,606
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

NOTE 1 - ORGANIZATION

Kyson & Co., Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Arcadia, California. The Company operates pursuant to the (K)(2)(A) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in July 27, 1994, and became a member of the NASD February 22, 1996.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

Customers' rebates are offset against commission and fee revenue.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2003 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 7.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Kyson & Co., Inc.
Arcadia, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 12, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

KYSON & CO.
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES		
Advertising/marketing	$	6,472
Dues and subscriptions		14,247
Miscellaneous expenses		2,225
Office expense		12,782
Postage and delivery		376
Professional fees		2,311
Rent		30,504
Salaries and payroll taxes		68,102
Telephone		7,557
Utilities		4,972
TOTAL OPERATING EXPENSES	$	149,548

See accompanying notes to financial statements

KYSON & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	216,417
Nonallowable assets		(9,320)
NET CAPITAL	$	207,097

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	953
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	202,097
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	205,667

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	14,294
Aggregate indebtedness to net capital		0.07

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	207,098
VARIANCE -		
Rounding		(1)
NET CAPITAL PER AUDITED REPORT	$	207,097

See accompanying notes to financial statements

KYSON & CO.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS		
Property and Equipment, at cost, net of accumulated depreciation of $23,321	$	0
Security Deposit		5,066
Petty cash		654
NASD Stock		3,600
TOTAL	$	9,320

See accompanying notes to financial statements

PART II

KYSON & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kyson & Co.
Arcadia, California 91006

In planning and performing my audit of the financial statements of Kyson & Co. (the "Company") for the year ended December 31, 2003. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 12, 2004